December 31, 2014

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Voya Variable Portfolios, Inc. (Voya Global Value Advantage Portfolio) Registration Statement on Form N-14 (File No. 333-200581)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Voya Variable Portfolios, Inc. (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-200581) relating to the reorganization of Voya International Value Portfolio, a series of Voya Variable Products Trust, with and into Voya Global Value Advantage Portfolio, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on November 25, 2014 and was scheduled to go effective January 2, 2015, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Scottsdale and the State of Arizona on the 31st day of December, 2014.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Kristen Freeman, Counsel at Voya Investment Management, at 480-477-2650.

Very truly yours,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Secretary
Voya Variable Portfolios, Inc.